P.E. 1/31/02

02014508

UNITED STATES
SECURITIES AND EXCHANGE COMMISSIONWASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2002

ANGIOTECH PHARMACEUTICALS, INC.

(Registrant's name)

6660 N.W. Marine Drive,
Vancouver, B.C.
Canada V6T 1Z4
(604) 221-7676
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___ Form 40-F _X__

Indicate by check mark whether the registrant by furnishing the information contained in this From is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No _X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________.

EXHIBIT INDEX

Exhibit Number	Description of Document
1	Announcement pertaining to Boston Scientific Corporation reports zero restinosis through nin monghs in paclitaxel-coated stent clinical trial

FORWARD-LOOKING STATEMENTS

Statements contained herein that are not based on historical fact, including without limitation statements containing the words "believes," "may," "will," "estimate," "continue," "anticipates," "intends," "expects" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions, both national and in the region in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the Securities and Exchange Commission. **Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.** The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statement contained herein to reflect future result, events or developments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGIOTECH PHARMACEUTICALS, INC.

Date: January 17, 2002

By ______________________________
Name: Donald E. Longenecker
Title: President and Chief Operating Officer

K:\38769\00001\MST\MST_O20M3

Exhibit 1

ANGIOTECH
Pharmaceuticals, Inc.

6660 N.W. Marine Drive
Vancouver B.C. CANADA
V6T 1Z4

FOR IMMEDIATE RELEASE
NEWS RELEASE
January 16, 2002

BOSTON SCIENTIFIC REPORTS ZERO RESTENOSIS THROUGH NINE MONTHS IN PACLITAXEL-COATED STENT CLINICAL TRIAL

Six-month follow-up data on two key trials available by mid-2002

Vancouver, B.C. – Angiotech Pharmaceuticals (NASDAQ: ANPI; TSE: ANP) was notified earlier today by Boston Scientific Corporation ("BSC") of BSC's ongoing clinical efforts for the TAXUS program utilizing a paclitaxel-eluting stent technology for reducing coronary artery restenosis.

BSC continues to report zero restenosis at nine months, showing no change in status with their ongoing follow-up of patients in the TAXUS I clinical trial. This update bolsters previously reported six-month results of zero restenosis in the group treated with paclitaxel-eluting stents, released by BSC in November at the annual meeting of the American Heart Association in Anaheim, CA. TAXUS I is a 61-patient, slow-release formulation, randomized, double-blind, multi-center safety trial.

BSC also stated that the TAXUS III clinical trial data continues to support the safety of paclitaxel-eluting stents and six-month data is expected in March. TAXUS III is a 30-patient registry study examining the feasibility of a slow-release formulation for treatment of in-stent restenosis.

The international TAXUS II clinical trial also completed its enrollment of 536 patients, as reported by BSC. Enrollment of the moderate release cohort was completed last week and follows completed enrollment of its slow release cohort last October. Six month follow-up data is expected for each cohort in mid 2002. TAXUS II is a randomized, double-blind, multi-center study designed to assess safety and efficacy of a slow-release formulation and a moderate-release formulation.

"We're very encouraged to see the trend of zero restenosis continue at nine months as we saw at six months," said William L. Hunter, MD, MSc, Chairman and CEO of Angiotech. "We've been looking forward to the final results of the TAXUS II program and the completion of patient enrollment brings us one step closer."

BSC has acquired worldwide co-exclusive rights from Angiotech to use paclitaxel to coat its coronary stent products and other vascular and non-vascular products.

Angiotech Pharmaceuticals, Inc. is a Canadian pharmaceutical company dedicated to the development of medical device coatings and treatments for chronic inflammatory diseases through reformulation of the anticancer drug, paclitaxel. Several pharmaceutical therapies are in clinical development: systemic Micellar Paclitaxel (PAXCEED™) for secondary progressive multiple sclerosis (Phase 2), rheumatoid arthritis (Phase 1) and severe psoriasis (Pilot Phase 2). The paclitaxel-coated coronary stent program is currently in international clinical safety and efficacy studies. Other medical device programs include paclitaxel-loaded surgical implants for the treatment of restenosis associated with peripheral vascular surgery.

Statements contained herein that are not based on historical fact, including without limitation statements containing the words "believes", "may", "will", "estimate", "continue", "anticipates", "intends", "expects" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions, both nationally and in the regions in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the Securities and Exchange Commission. ***Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.*** *The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments*

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Angiotech Pharmaceuticals Contact:
Cindy Yu, Corporate Communications Manager
Phone: (604) 221-7676 Fax: (604) 221-2330 Web: www.angiotech.com Email: info@angio.com

Tel: 604·221·7676
Fax: 604·221·2330
Web: www.angiotech.com